Exhibit 99.1

ASUR Announces Total Passenger Traffic for November 2023

Passenger traffic increased year-on-year by 3.8% in Mexico and 10.4% in Puerto Rico and decreased 9.0% in Colombia

MEXICO CITY, Dec. 6, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for November 2023 reached a total of 5.8 million passengers, representing an increase of 1.6% compared to November 2022.

Passenger traffic presented year-on-year increases of 3.8% in Mexico and 10.4% in Puerto Rico, while it decreased 9.0% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was driven primarily by increases in international traffic of 4.6% and 27.8%, respectively, while domestic traffic increased 3.0% of 8.6%, respectively. Passenger traffic in Colombia was negatively affected by the suspension of operations of two local airlines from the beginning of 2023 which resulted in an 11.4% decline in domestic traffic while international traffic increased 2.0% year-on-year.

This announcement reflects comparisons between the periods November 1 through November 30, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,457,464	3,589,109	3.8	35,660,489	39,432,574	10.6
Domestic Traffic	1,726,132	1,778,526	3.0	16,840,076	19,432,014	15.4
International Traffic	1,731,332	1,810,583	4.6	18,820,413	20,000,560	6.3
San Juan, Puerto Rico	866,718	956,505	10.4	9,313,546	11,088,144	19.1
Domestic Traffic	788,702	856,806	8.6	8,496,512	9,924,275	16.8
International Traffic	78,016	99,699	27.8	817,034	1,163,869	42.5
Colombia	1,438,553	1,308,966	(9.0)	14,946,330	13,504,921	(9.6)
Domestic Traffic	1,181,889	1,047,160	(11.4)	12,448,210	10,830,683	(13.0)
International Traffic	256,664	261,806	2.0	2,498,120	2,674,238	7.1
Total Traffic	5,762,735	5,854,580	1.6	59,920,365	64,025,639	6.9
Domestic Traffic	3,696,723	3,682,492	(0.4)	37,784,798	40,186,972	6.4
International Traffic	2,066,012	2,172,088	5.1	22,135,567	23,838,667	7.7

Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,726,132	1,778,526	3.0	16,840,076	19,432,014	15.4
CUN	Cancun	968,149	956,130	(1.2)	9,655,376	10,880,635	12.7
CZM	Cozumel	14,289	20,149	41.0	162,949	180,404	10.7
HUX	Huatulco	73,036	58,008	(20.6)	800,265	734,018	(8.3)
MID	Merida	284,758	298,217	4.7	2,509,760	3,036,772	21.0
MTT	Minatitlan	8,891	11,918	34.0	91,641	121,226	32.3
OAX	Oaxaca	113,412	129,947	14.6	990,361	1,340,131	35.3
TAP	Tapachula	45,173	46,725	3.4	440,795	480,117	8.9
VER	Veracruz	111,555	129,572	16.2	1,122,212	1,424,329	26.9
VSA	Villahermosa	106,869	127,860	19.6	1,066,717	1,234,382	15.7
International Traffic		1,731,332	1,810,583	4.6	18,820,413	20,000,560	6.3
CUN	Cancun	1,626,692	1,698,148	4.4	17,752,996	18,848,563	6.2
CZM	Cozumel	39,473	39,718	0.6	440,122	421,344	(4.3)
HUX	Huatulco	10,619	13,776	29.7	77,153	98,275	27.4
MID	Merida	25,614	26,710	4.3	242,265	293,817	21.3
MTT	Minatitlan	502	435	(13.3)	10,603	7,133	(32.7)
OAX	Oaxaca	18,738	18,537	(1.1)	175,859	197,494	12.3
TAP	Tapachula	984	910	(7.5)	12,528	15,398	22.9
VER	Veracruz	6,731	9,549	41.9	84,395	92,085	9.1
VSA	Villahermosa	1,979	2,800	41.5	24,492	26,451	8.0
Traffic Total Mexico		3,457,464	3,589,109	3.8	35,660,489	39,432,574	10.6
CUN	Cancun	2,594,841	2,654,278	2.3	27,408,372	29,729,198	8.5
CZM	Cozumel	53,762	59,867	11.4	603,071	601,748	(0.2)
HUX	Huatulco	83,655	71,784	(14.2)	877,418	832,293	(5.1)
MID	Merida	310,372	324,927	4.7	2,752,025	3,330,589	21.0
MTT	Minatitlan	9,393	12,353	31.5	102,244	128,359	25.5
OAX	Oaxaca	132,150	148,484	12.4	1,166,220	1,537,625	31.8
TAP	Tapachula	46,157	47,635	3.2	453,323	495,515	9.3
VER	Veracruz	118,286	139,121	17.6	1,206,607	1,516,414	25.7
VSA	Villahermosa	108,848	130,660	20.0	1,091,209	1,260,833	15.5

US Passenger Traffic, San Juan Airport (LMM)
	November		% Chg		Year to date		% Chg
	2022		2023		2022	2023
SJU Total	866,718		956,505	10.4	9,313,546	11,088,144	19.1
Domestic Traffic	788,702		856,806	8.6	8,496,512	9,924,275	16.8
International Traffic	78,016		99,699	27.8	817,034	1,163,869	42.5
Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,181,889	1,047,160	(11.4)	12,448,210	10,830,683	(13.0)
MDE	Rionegro	894,868	758,011	(15.3)	9,235,208	8,015,839	(13.2)
EOH	Medellin	103,606	111,513	7.6	1,148,281	1,123,247	(2.2)
MTR	Monteria	129,087	125,866	(2.5)	1,428,480	1,159,331	(18.8)
APO	Carepa	20,521	19,293	(6.0)	242,723	188,251	(22.4)
UIB	Quibdo	32,553	30,246	(7.1)	340,620	321,117	(5.7)
CZU	Corozal	1,254	2,231	77.9	52,898	22,898	(56.7)
International Traffic		256,664	261,806	2.0	2,498,120	2,674,238	7.1
MDE	Rionegro	256,664	261,806	2.0	2,498,120	2,674,238	7.1
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,438,553	1,308,966	(9.0)	14,946,330	13,504,921	(9.6)
MDE	Rionegro	1,151,532	1,019,817	(11.4)	11,733,328	10,690,077	(8.9)
EOH	Medellin	103,606	111,513	7.6	1,148,281	1,123,247	(2.2)
MTR	Monteria	129,087	125,866	(2.5)	1,428,480	1,159,331	(18.8)
APO	Carepa	20,521	19,293	(6.0)	242,723	188,251	(22.4)
UIB	Quibdo	32,553	30,246	(7.1)	340,620	321,117	(5.7)
CZU	Corozal	1,254	2,231	77.9	52,898	22,898	(56.7)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com